Exhibit 99.1

IOTHREE LIMITED

IOTHREE LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	September 30, 2025	March 31, 2025

ASSETS
Current assets:
Cash and cash equivalents	$842,393	$443,117
Accounts receivable	1,644,193	1,325,186
Net investment in sales-type leases	167,888	203,381
Inventories	1,426,141	690,521
Deposits, prepayments and other receivables	1,313,080	1,467,600
Total current assets	5,393,695	4,129,805

Non-current assets:
Property and equipment, net	2,037,929	874,262
Intangible assets, net	342,862	367,939
Net investment in sales-type leases	229,663	294,499
Prepayments	1,089,222	-
Total non-current assets	3,699,676	1,536,700

TOTAL ASSETS	$9,093,371	$5,666,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,382,829	$977,458
Customer deposits	1,050,960	1,377,535
Other payables and accrued liabilities	538,278	841,979
Bank borrowings	143,850	46,983
Lease liabilities	635,585	424,070
Total current liabilities	3,751,502	3,668,025

Long-term liabilities:
Bank borrowings	290,896	36,569
Lease liabilities	837,979	216,430
Total long-term liabilities	1,128,875	252,999

TOTAL LIABILITIES	4,880,377	3,921,024

Commitments and contingencies

Shareholders’ equity
Ordinary share, US$0.00625 par value - 80,000,000 shares authorized, 25,650,000 shares issued and outstanding	160,313	150,000
Share premium	3,244,515	652,637
Retained earnings	808,166	942,844
Total shareholders’ equity	4,212,994	1,745,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,093,371	$5,666,505

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six months ended September 30,
	2025	2024

Revenues, net	$7,344,351	$5,253,753

Cost of revenue	(5,628,344)	(4,228,027)

Gross profit	1,716,007	1,025,726

Operating cost and expenses:
Sales and marketing expenses	(324,172)	(260,279)
General and administrative	(1,543,123)	(723,839)
Other operating income/(expenses)	11,230	(3,332)
Total operating cost and expenses	(1,856,065)	(987,450)

Loss from operations	(140,058)	38,276

Finance income	8,486	11,875
Finance cost	(21,394)	(18,658)

(Loss)/profit before income taxes	(152,966)	31,493

Income tax credit	18,288	-

NET (LOSS)/PROFIT AFTER TAX	$(134,678)	$31,493

Net loss per share
Basic and diluted	$(0.01)	$- **

Weighted average number of ordinary shares outstanding
Basic and diluted	25,650,000	24,000,000

**	The net income per share for period ended September 30, 2024 is immaterial.

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary share		Additional	Retained	Total shareholders’
	No. of shares	Amount	paid-in capital	earnings	equity

Balance as of April 1, 2024	*24,000,000	$150,000	$652,637	$1,173,359	$1,975,996

Net profit for the period	-	-	-	31,493	31,493
Balance as of September 30, 2024	24,000,000	$150,000	$652,637	$1,204,852	$2,007,489

	No. of shares	Amount	Additional paid-in capital	Retained earnings	shareholders’ equity

Balance as of April 1, 2025	24,000,000	$150,000	$652,637	$942,844	$1,745,481

Issuance of ordinary shares through public offering, net	1,650,000	10,313	2,591,878	-	2,602,191

Net loss for the period	-	-	-	(134,678)	(134,678)
Balance as of September 30, 2025	25,650,000	$160,313	$3,244,515	$808,166	$4,212,994

*	Giving retroactive effect to the 24,000,000 shares issued and outstanding following the share consolidation and share split on August 22, 2024, starting from the earliest period presented.

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Six months ended September 30,
	2025	2024

Cash flows from operating activities:
(Loss)/profit before income taxes	$(152,966)	$31,493
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	274,193	223,015
Bad debt expenses	-	-
Unrealised foreign exchange gain	(8,946)	(7,204)
Amortization of intangible assets	37,717	36,863
Intangible assets written off	79,481	-
Change in operating assets and liabilities:
Accounts receivable	(319,268)	(238,287)
Net investment in sales-type leases	100,329	25,359
Inventories	(735,620)	93,611
Deposits, prepayments, and other receivables	(1,956,108)	200,087
Accounts payable	407,254	(68,634)
Customer deposits	(326,575)	(654,196)
Other payables and accrued liabilities	(303,701)	265,463
Income tax payable	18,288	(19,249)
Net cash used in operating activities	(2,885,922)	(111,679)

Cash flows from investing activities:
Purchase of property and equipment	(386,509)	(329,139)
Purchase of intangible assets	(28,456)	-
Net cash used in investing activities	(414,965)	(329,139)

Cash flows from financing activities:
Net Proceeds from initial public offering	3,623,597	-
Proceeds from bank borrowings	388,636	-
Proceeds from lease financing	-	245,804
Repayment of bank borrowings	(40,146)	(22,299)
Repayment of lease liabilities	(286,542)	(293,574)
Payment of deferred offering costs	-	(168,804)
Net cash generated from/(used in) financing activities	3,685,545	(238,873)

Effect on exchange rate change on cash and cash equivalents	14,618	7,228

Net change in cash and cash equivalent	399,276	(672,463)

BEGINNING OF PERIOD	443,117	995,092

END OF PERIOD	$842,393	$322,629

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash (received)/paid for income taxes	$(18,288)	$19,249
Cash paid for interest	$21,394	$18,658

See accompanying notes to consolidated financial statements.

NOTE — 1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Principal Activities

iOThree Limited (“iO3 Cayman”) was incorporated in the Cayman Islands on August 21, 2023 under the Companies Act as an exempted company with limited liability. The authorized share capital is $50,000 divided into 5,000,000 Ordinary Shares, at par value of US$0.01 each. On January 19, 2024, the authorized share capital increased to US$500,000 divided into 50,000,000 Ordinary Shares, at par value of US$0.01 each.

iO3 Cayman, through its subsidiaries (collectively with iO3 Cayman, the “Company”) are mainly engaged in the business of satellite communications and software.

Description of subsidiaries incorporated and controlled by the Company as at balance sheet date:

Name	Background	Effective ownership

iOThree Maritime Technologies Limited (“iO3 BVI”)	● British Virgin Islands company ● Incorporated on August 21, 2023 ● Issued and outstanding 1,000 ordinary shares for US$1,000 ● Investment holding ● Provision of investment holding	100% owned by iOThree Cayman

iO3 Pte. Ltd. (“iO3 Singapore”)	● Singaporean company ● Incorporated on February 19, 2019 ● Issued and outstanding 147,360 ordinary shares for US$802,137 ● Satellite communications and software	100% owned by iO3 BVI

iO3 Sdn. Bhd.	● Malaysian company ● Incorporated on April 23, 2025 ● Issued and outstanding 100 ordinary shares for RM100 ● Satellite communications and software	100% owned by iO3 Singapore

Reorganization

On August 21, 2023, our founder and Chief Executive Officer, Eng Chye Koh, incorporated iOThree Maritime Technologies Limited (“iO3 BVI”), a holding company incorporated under the laws of the British Virgin Islands, which has no substantial operations in the British Virgin Islands. On September 4, 2023, iO3 Cayman acquired 100% of the equity interests of iO3 BVI from Mr. Koh.

On October 6, 2023, as part of a reorganization for the purpose of this offering and listing on Nasdaq, iO3 BVI (at the direction of iO3 Cayman), acquired the entire equity interest in iO3 Singapore from its shareholders, namely Eng Chye Koh, Joanna Hui Cheng Soh, Zhenhua Yin, Wei Meng See, Loo Koon Goh and Tsang Nga Kwok, and as consideration, iO3 Cayman allotted and issued its shares to Tsang Nga Kwok and iO3 Strategic Investments Limited, which is owned by Eng Chye Koh, Joanna Hui Cheng Soh, Zhenhua Yin, Wei Meng See and Loo Koon Goh (i.e., iO3 Cayman allotted and issued an aggregate of 50,000 Ordinary Shares of par value of US$0.01 each of iO3 Cayman credited as fully paid to Tsang Nga Kwok and iO3 Strategic Investments Limited for a consideration of US$1,630,695 determined based on the net assets of iO3 Singapore as at March 31, 2023, which is settled by the transfer of an aggregate of 147,360 ordinary shares of iO3 Singapore to iO3 BVI). After the reorganization, iO3 Singapore became a wholly-owned subsidiary of iO3 BVI, which in turn, is our wholly-owned subsidiary.

On February 8, 2024, as of the final step in the series of reorganization transactions for the purpose of this offering and listing on Nasdaq, each shareholder of iO3 Cayman (i.e., iO3 Strategic Investments Limited, All Wealthy International Limited, Tsang Nga Kwok, One Investment and Consultancy Limited, Sakal Capital Pte. Ltd. and Shao Qi Limited) was allotted and issued shares in iO3 Cayman that were in proportion to their existing shareholdings, credited as fully paid up at par value out of the share premium account of iO3 Cayman. After such allotment and issuance, the total number of issued and outstanding shares of iO3 Cayman increased from 100,000 Ordinary Shares to 15,000,000 Ordinary Shares.

The financial statements of the Company were prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company. Accordingly, the results of the Company include the results of the subsidiaries for six months ended September 30, 2025 and 2024. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

Forward Share Consolidation and Share Split

On August 22, 2024, the Company conducted share consolidation and share split as follow:

(a) Share consolidated at the ratio of 1:5, i.e. every 5 ordinary shares were consolidated to 1 ordinary share; and

(b) Share split at the ratio of 8:1, i.e. every 1 ordinary share was subdivided into 8 ordinary shares.

Subsequent to the above exercise, the Company has an authorised share of 80,000,000 ordinary shares of par value US$0.00625 each and 24,000,000 ordinary shares outstanding. All share and per share data prior to August 22, 2024 have been retroactively adjusted to reflect the forward share consolidation and share split throughout these consolidated financial statements.

NOTE — 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"). These financial statements do not include all of the information and disclosures required for complete annual financial statements and should be read in conjunction with the Company’s most recent audited consolidated financial statements and accompanying notes included in its most recent Form 20-F filed with the SEC on August 6, 2025.

All adjustments considered necessary for a fair presentation of the interim results have been included and are of a normal recurring nature.

●	Use of Estimates and Assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period presented. The estimates and assumptions used in preparing these unaudited interim condensed consolidated financial statements are consistent with those applied in the Company’s most recent annual audited financial statements, Form 20-F filed with the SEC on August 6, 2025.

There have been no material changes to the Company’s significant accounting estimates disclosed in the annual audited financial statements.

●	Basis of Consolidation

The unaudited interim condensed consolidated financial statements include the consolidated financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Significant Accounting Policies

The significant accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s most recent annual audited financial statements, Form 20-F filed with the SEC on August 6, 2025. There have been no changes to these policies during the interim period.

●	Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements disclosed in the Company’s most recent annual report on Form 20-F dated August 6, 2025 remain applicable, and there have been no material updates or new pronouncements during the interim period that would materially impact the Company’s financial statements.

The Company continues to monitor new ASUs issued by the FASB and will evaluate their impact on the consolidated financial statements upon adoption in future periods.

NOTE — 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE (RESTATEMENT)

The Company has disaggregated its revenue from contracts with customers into categories based on the business segment and nature of the revenue in the following table:

	Six months ended September 30,
	2025				2024
	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total
Revenue
Subscription	$2,315,052	599,396	—	2,914,448	$2,223,690	206,532	—	2,430,222
Equipment, device and services	837,853	3,592,050	—	4,429,903	1,253,059	1,570,472	—	2,823,531
	3,152,905	4,191,446	—	7,344,351	3,476,749	1,777,004	—	5,253,753
Cost of revenue
Subscription	$(1,587,418)	(399,907)	—	(1,987,325)	$(1,408,718)	(205,092)	—	(1,613,810)
Equipment, device and services	(718,350)	(2,922,669)	—	(3,641,019)	(1,133,163)	(1,481,054)	—	(2,614,217)
	(2,305,768)	(3,322,576)	—	(5,628,344)	(2,541,881)	(1,686,146)	—	(4,228,027)
Gross profit
Subscription	$727,634	199,489	—	927,123	$814,972	1,440	—	816,412
Equipment, device and services	119,503	669,381	—	788,884	119,896	89,418	—	209,314
	847,137	868,870	—	1,716,007	934,868	90,858	—	1,025,726

Operating expenses	$(34,749)	—	(1,821,316)	(1,856,065)	$(55,538)	—	(931,912)	(987,450)
Income from operations	812,388	868,870	(1,821,316)	(140,058)	879,330	90,858	(931,912)	38,276

Finance income	8,486	—	—	8,486	11,875	—	—	11,875
Finance cost	(12,242)	—	(9,152)	(21,394)	(16,121)	—	(2,537)	(18,658)
Income before income taxes	808,632	868,870	(1,830,468)	(152,966)	875,084	90,858	(934,449)	31,493

Segment assets	$2,557,075	2,102,024	4,434,272	9,093,371	$2,799,500	969,830	1,605,039	5,374,369
Segment liabilities	1,538,127	1,387,599	1,954,651	4,880,377	2,097,623	605,167	664,090	3,366,880

NOTE — 4 BANK BORROWINGS

Bank borrowing consisted of the following:

	Term of repayments	Annual interest rate	September 30, 2025	March 31, 2025

Term loan	5 years	4.35%-7.75%	$434,746	$83,552
Representing:-
Within 12 months			$143,850	$46,983
Over 1 year			290,896	36,569
			$434,746	$83,552

As of September 30, 2025 and March 31, 2025, bank borrowings were obtained from a financial institution in Singapore, which bear annual interest at a fixed rate of 4.25%-7.75% (March 31, 2025: 4.25%) and are repayable in 5 years.

The Company’s bank borrowings are guaranteed under personal guarantees from the directors, Eng Chye Koh and Joanna Hui Cheng Soh, and a third party.

NOTE — 5 LEASES

Company as a lessee

The Company has entered into finance lease agreements to purchase the equipment used in its operations. The lease terms are 3 years. The right-of-use of the equipment are included under property and equipment.

The Company has also entered into 3-years operating lease agreements for its office. The Company adopts 4.33% as weighted average incremental borrowing rate to determine the present value of the lease payments.

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet.

	September 30, 2025	March 31, 2025

Assets
Finance lease, right-of-use assets, net	$568,447	$622,075
Operating lease, right-of-use assets, net	1,145,034	126,372

Total right-of-use asset	$1,713,481	$748,447

Liabilities
Current:
Finance lease liabilities	$235,513	$308,125
Operating lease liabilities	400,072	115,945
	635,585	424,070

Non-current:
Finance lease liabilities	102,093	216,430
Operating lease liabilities	735,886	-
	837,979	216,430

Total lease liabilities	$1,473,564	$640,500

	Six months ended September 30,
	2025	2024

Finance lease cost:
Interest on lease liabilities (per ASC 842)	$8,699	$14,527

Operating lease cost:
Operating lease expense (per ASC 842)	99,993	77,656

Total lease expense	$108,692	$92,183

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. There were no short-term leases for six months ended September 30, 2025 and March 31, 2025.

Components of Lease Expense

The Company recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments

Finance lease

As of September 30, 2025 and March 31, 2025, the maturities of finance lease liabilities (excluding short-term leases) were as follows:

	September 30, 2025	March 31, 2025

Less than 1 year	$243,921	$322,296
More than 1 year	103,824	221,097
Total undiscounted lease payments	347,745	543,393
Less: Interest	(10,139)	(18,838)

	$337,606	$524,555

Representing:-
Current liabilities	$235,513	$308,125
Non-current liabilities	102,093	216,430
	337,606	524,555

Operating lease

As of March 31, 2025 and March 31, 2024, the maturities of operating lease liabilities (excluding short-term leases) were as follows:

	September 30, 2025	March 31, 2025

Less than 1 year (current liabilities)	$400,072	$115,945
From 1 to 2 years (non-current liabilities)	735,886	-
	$1,135,958	$115,945

NOTE — 6 RELATED PARTY TRANSACTIONS

The Company’s bank borrowings of $434,746 are guaranteed under personal guarantees from the executive directors.

On April 28, 2025, our subsidiary, iO3 Singapore, repaid $331,600 to the directors in respect of an interest-free loan provided by them.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE — 7 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of September 30, 2025 and March 31, 2025, the Company has no material commitments or contingencies.

NOTE — 8 OFF-BALANCE SHEET TRANSACTIONS

As of September 30, 2025, the Company has not entered into any material off-balance sheet transactions or arrangements.

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, the Company has not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, the Company do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, the Company do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

NOTE — 9 SUBSEQUENT EVENTS

On November 6, 2025, the Company announced that its shareholders and Board of Directors approved a one-for-ten reverse share split of the Company’s issued and unissued Ordinary Shares, Class A shares, and preferred shares. The reverse share split became effective on November 10, 2025. Upon effectiveness, every ten Ordinary Shares automatically combined into one Ordinary Share. Outstanding warrants were proportionately adjusted in accordance with their terms. No fractional shares were issued, and any fractional amounts were rounded up to the nearest whole share.

Following the reverse share split, the Company had approximately 733,347 Ordinary Shares and 1,831,675 Class A Shares issued and outstanding. The reverse share split will be retroactively reflected in all shares and per-share information in the period in which the financial statements are issued.

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated the impact of all events or transactions that occurred after September 30, 2025, up through the date the Company issued the unaudited consolidated financial statements. Apart from the transactions disclosed elsewhere in these accompanying consolidated financial statements, the Company did not have any material subsequent events other than disclosed above.